United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the Month of June, 2015

Commission File Number: 001-35892

GW PHARMACEUTICALS PLC

(Translation of registrant’s name into English)

Sovereign House

Vision Park

Histon

Cambridge CB24 9BZ

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☐

Other Events

On June 11, 2015, GW Pharmaceuticals plc (the “Company”) announced that it has commenced the second of two Phase 3 clinical trials of Epidiolex® (cannabidiol or CBD) for the treatment of Lennox-Gastaut syndrome (LGS), a rare and severe form of childhood-onset epilepsy. The press release is attached as Exhibit 99.1 and is incorporated by reference herein.

On June 12, 2015, the Company announced details of options exercises by Justin Gover, a Director and Chief Executive Officer, Dr Stephen Wright, a Director of the Company and James Noble, a non-Executive Director. The press release is attached as Exhibit 99.2 and is incorporated by reference herein.

Exhibits
99.1	Press release dated June 11, 2015
99.2	Press release dated June 12, 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GW Pharmaceuticals plc

	By:	/s/ Adam George
	Name:	Adam George
	Title:	Chief Financial Officer

Date: June 12, 2015